SEC ... COMMISSION

05036980

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-22398

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dunlevy & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue
(No. and Street)

(City)	(State)	(Zip Code)
New York	**New York**	**10022**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Gorman — **212-888-5709** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
750 third Avenue 9th Floor	**New York**	**New York**	**10017**

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, **Paul Gorman,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dunlevy & Co., Inc**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Paul E. Gorman
Signature

COO
Title

DIANE M. GIOVANNIELLI
Notary Public, State of New York
No. 01GI6044055
Qualified in Queens County
Commission Expires June 26, 2006

Diane M. Giovannielli
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Dunlevy & Co., Incorporated

Statement of Financial Condition

December 31, 2004

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Dunlevy & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Dunlevy & Co., Incorporated as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dunlevy & Co., Incorporated as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 4, 2005

Dunlevy & Co., Incorporated

Statement of Financial Condition
December 31, 2004

ASSETS		
Cash and cash equivalents	$	42,301
Investment securities, at market value		5,647
Receivables:		
Broker		35,863
Other		9,013
Deposit with clearing agent (Note 2)		50,724
Membership in exchange, at cost (market value - $1,050,000)		53,830
Equipment and leasehold improvements, net (Note 3)		4,331
Prepaid expenses and other assets		33,217
	$	234,926
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	49,326
Commitments and Contingencies (Note 5)		
Stockholder's Equity: (Note 8)		
Preferred stock (par value of $1; authorized 5,000 shares; no shares issued or outstanding)		-
Common stock (par value of $1; authorized 5,000 shares; issued 1,385 shares)		1,385
Additional paid-in capital		563,614
Deficit		(134,399)
		430,600
Less: Common stock in treasury, 372 shares, at cost		(245,000)
		185,600
	$	234,926

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Dunlevy & Co., Incorporated (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company was incorporated in New York on December 12, 1977.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents: Cash and cash equivalents include deposits with a high quality financial institution and other highly liquid investments which are readily convertible into cash.

Depreciation and amortization: Depreciation of equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the term of the lease.

Income taxes: The Company with the consent of its stockholder, has elected to be taxed as an S Corporation under Internal Revenue Code Section 1362(a). Under these provisions, the Company is not required to pay federal corporate income taxes, instead, the stockholder is liable for individual federal income taxes on the Company's taxable income. The Company continues to be taxed as a C Corporation in all states, therefore, these statements include a provision for state and local corporate income taxes.

Deferred state and taxes are provided on a liability method whereby tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the agent.

Note 3. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at December 31, 2004:

Furniture and equipment	$ 304,217
Automobiles	53,290
Leasehold improvements	411,910
Computer equipment	550,581
	1,319,998
Less: accumulated depreciation and amortization	(1,315,667)
	$ 4,331

Note 4. Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan and Trust for the benefit of all eligible employees and their beneficiaries. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions.

Note 5. Commitments and Contingencies

The Company leases office space under an operating lease expiring in September 2009. In addition, the Company subleases a portion of its office space to two tenants. Both tenants are currently on a month-to-month lease.

Minimum future rental commitments are as follows as of December 31, 2004:

Years ending December 31,	
2005	$ 157,500
2006	157,500
2007	157,500
2008	157,500
2009	118,125
Total lease commitments	$ 748,125

The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and wage rates.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 7. Deferred Income Taxes

Deductible temporary differences giving rise to deferred state and local tax assets of $44,000 relate primarily to the basis differences in equipment and leasehold improvements and net operating losses. Management has recorded a valuation allowance of $44,000 to reduce the carrying value of the deferred tax asset to $0.

Current income taxes:	
State	$ 293
City	100
	393
Deferred income taxes:	
State	2,000
City	28,000
	30,000
	$ 30,393

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $88,248 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was .56 to 1.